EXHIBIT 99.1

Immediate Release: NR 11-17

EXTORRE NEARS COMPLETION OF INITIAL RESOURCE
DEFINITION DRILLING FOR ZOE AT CERRO MORO

HIGH GOLD-SILVER GRADES CONTINUE

Vancouver, B.C., September 12, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce that the drilling required for a new National Instrument 43-101 compliant resource estimate at Cerro Moro has now been completed. The new Cerro Moro resource estimate is expected to be released in October 2011 and include contributions from recent discoveries at the Zoe, Martina, Carla, and Esperanza-Nini zones. Drilling with at least 5 rigs will continue to test high priority targets on the Zoe structure and elsewhere on the property.

Recent drilling results include further high gold-silver grades from the Zoe discovery. Assay highlights include:

MD1300 intersected 2.00 metres (“m”) at 13.0 grams per tonne (“g/t”) gold + 457.6 g/t silver (22.1 g/t gold equivalent*), including 0.31 m at 80.3 g/t gold + 2,566 g/t silver (131.6 g/t gold equivalent*).

MD1304 intersected 2.39 m at 6.8 g/t gold + 1,622 g/t silver (39.3 g/t gold equivalent*), including 0.58 m at 17.0 g/t gold + 4,255 g/t silver (102.1 g/t gold equivalent*).

MD1315 intersected 0.75 m at 32.0 g/t gold + 1,605 g/t silver (64.1 g/t gold equivalent*), including 0.45 m at 52.7 gold + 2,624 g/t silver (105.1 g/t gold equivalent*).

MD1317 intersected 5.20 m at 18.6 g/t gold + 198 g/t silver (22.6 g/t gold equivalent*), including 1.36 m at 68.7 g/t gold + 601 g/t silver (80.7 g/t gold equivalent*).

Click here for a link to a table with additional significant results.

A total of 109 drill holes have been completed to date at Zoe.  Results from the remaining 34 holes are currently in core cutting and assaying with assay intercepts expected to be available to the market in October.

Figure: Zoe Projected Long Section displaying interpreted high grade gold-silver plunges.

Matt Williams, Extorre´s Exploration Manager stated “Drilling during the last two months has concentrated on extensions and infill at Zoe in preparation for the revised resource statement.”

“Of the 109 holes drilled to date at Zoe, 20 holes have been drilled approximately 500 m east and west of the Zoe central high grade zone. Although the Zoe structure was intersected in the majority of the holes the intercepts are interpreted to potentially be above the high grade zone portion of the system.  Deeper drilling is now scheduled to test for such ‘blind targets’.”

Click here for the Zoe projected long section and map.

Going forward, five drills will remain at Cerro Moro. One drill will remain on the high grade central portion of the Zoe deposit to increase the density of drill holes in that area. A second drill will test the deeper target area west of Zoe towards the Martina prospect. A third drill will continue to test for potential Zoe extensions up to 2 kilometres to the east of Zoe. A fourth rig will complete a program of PQ sized (large diameter) drilling to provide samples for metallurgical testwork, including bond, rod and ball work indices, abrasion indices and SMC tests. Finally, a fifth drill will return to testing the potential for further “Zoe discoveries” at the various regional prospects on the Cerro Moro property.

*Gold equivalent grade is calculated by dividing silver grades by 50 and adding this figure to gold grade and assuming 100% metallurgical recovery.

Quality Control and Assurance

Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The assets of the Company comprise $40 million in cash, the Cerro Moro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential mine development at Cerro Moro. The study was based on the interim (April, 2011) NI 43-101 compliant mineral resource estimate. In PEA-2 production is based on an 8.25 year, 1,000 tonnes per day mining and processing operation, to produce a total of 494,700 ounces of gold and 26.6 million ounces of silver. The pre-tax NPV0 for the project is $581 million and the pre-tax IRR is 89.3%. The proposed mine would produce an average of 206,300 ounces gold equivalent** per year for the first 3 years at a cash cost of

$US236/ounce gold equivalent**. PEA-2 did not include any resources from the Zoe discovery, as this was still being drilled at that time.

Click here for a link to the National Instrument 43-101 compliant report.

The Company expects to release an updated resource statement in Q4-2011 to include the Zoe discovery and three other deposits. That resource statement will lead to a revised economic assessment and a revision to the Environmental Impact Assessment approval received on May 17, 2011.

** Gold equivalent ounces are calculated by dividing silver ounces by 50 and adding this figure to gold ounces.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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